UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-05486

CUSIP NUMBER 740884101

(Check one):   ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D   ☐ Form N-SAR  ☐Form N-CSR
          For Period Ended:      December 31, 2010
         ☐  Transition Report on Form 10-K
         ☐  Transition Report on Form 20-F
         ☐  Transition Report on Form 11-K
         ☐  Transition Report on Form 10-Q
         ☐  Transition Report on Form N-SAR
          For the Transition Period Ended:  ________________________

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Presidential Life Corporation
Full Name of Registrant

Former Name if Applicable
69 Lydecker Street
Address of Principal Executive Office (Street and Number)
Nyack, NY 10960
City, State and Zip Code
PART II RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Current Report on Form 8-K filed by Presidential Life Corporation, a Delaware corporation (the “Company”), on March 10, 2011, the Board of Directors of the Company determined, upon advice of management, that the Company’s 2008 and 2009 financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and the financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 (the “June 2010 Form 10-Q”) and September 30, 2010 (collectively, the “Previously Issued Financial Statements”) should be restated.  As a result of the restatements, the Company requires additional time to complete its Annual Report on Form 10-K for the year ended December 31, 2010, which Annual Report would otherwise be due on March 16, 2011.  It is anticipated that the Annual Report on Form 10-K for the year ended December 31, 2010 will be filed on or before the fifteenth calendar day following the prescribed due date of such Report.

The error in the Previously Issued Financial Statements relates to the use and application of the equity method of accounting for the Company’s limited partnership investments.  Historically, the Company has applied the equity method based primarily on actual cash distributions from (or contributions to) the limited partnerships.  Each quarter, the Company recorded cash distributions either as income (loss) or return of capital, as appropriate.  Subsequent to the end of the fiscal year, upon receipt of the Schedule K-1 and GAAP-basis financial statements provided by the limited partnerships, the Company would record changes in market values of the limited partnerships as a component of equity in other comprehensive income or loss and the Company would also record its allocable share of undistributed earnings (losses) recognized by the limited partnerships during the preceding year on its income statement as a component of consolidated net income.

In August 2010, the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment letter to the Company following the Staff’s review of the Company’s 2009 Form 10-K and June 2010 Form 10-Q.  As a result of numerous discussions with the Staff and the Office of the Chief Accountant over the ensuing months in response to that comment letter, the Company has determined that, when applying the equity method, it should account for such investments by recording its share of investee earnings and losses, whether realized or unrealized, as a component of consolidated net income each quarterly or annual period.

(Attach extra Sheets if Needed)

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald L. Barnes	(845)	358-2300
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes        ☐  No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this Current Report, management of the Company has not had sufficient time to determine the impact of this error on the Previously Issued Financial Statements and is therefore unable to provide a narrative or quantitative explanation of the anticipated change in its results of operations.  For the effect of the restatement on the Previously Issued Financial Statements, please refer to our Form 10-K for the year ended December 31, 2010 expected to be filed on or before March 31, 2011.

Presidential Life Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2011	By	/s/ Donald L. Barnes

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter).  Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).